UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TEJON RANCH CO.

(Name of Issuer)

Common Stock, $0.50 Par Value Per Share

(Title of Class of Securities)

879080 10 9

(CUSIP Number)

Donald Haskell

2077 West Coast Highway

Newport Beach, California 92663

(949) 642-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Gary J. Singer, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive

Suite 1700

Newport Beach, California 92660-6429

(949) 760-9600

December 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box:  ☐

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879080 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Ardell Investment Company (“Ardell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 1,000,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,000,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* Excludes shares owned by the other Reporting Persons, as to which Ardell disclaims beneficial ownership.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS

CUSIP No. 879080 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON M.H. Sherman Company (“Sherman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 1,140,630 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,140,630 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,140,630
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* Excludes shares owned by the other Reporting Persons, as to which Sherman disclaims beneficial ownership.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.9%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS

CUSIP No. 879080 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Donald Haskell (“Haskell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 51,100 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 51,100 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,197,802
12

CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

            Includes 1,000,000 shares owned by Ardell and 1,140,630 shares owned by Sherman, in which corporations Haskell owns controlling interests. Also includes 51,100 shares owned by Haskell personally and 6,072 shares owned by the Sherman Foundation, in which Haskell is a trustee. Haskell disclaims beneficial ownership of the shares owned by the Sherman Foundation.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.3%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS

This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to Tejon Ranch Co., a California corporation (the “Issuer”), on February 4, 1997, and Amendment No. 1 as filed with the Commission on January 18, 2001 (as amended, the “Schedule 13D”) by Ardell, Sherman and Haskell (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Items 4, 5, 6 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

On December 19, 2005, the Reporting Persons entered into a Registration and Reimbursement Agreement with the Company pursuant to which the Company agreed to file a registration statement on Form S-3 (the “Registration Statement”) to register the shares of Common Stock directly held by the Reporting Persons. The Reporting Persons presently intend to dispose of all the shares registered under the Registration Statement as soon as practicable after the Registration Statement is declared effective for certain estate planning, investment and other related purposes. The Reporting Persons intend to sell the shares of Common Stock held by them under the Registration Statement as described in the Registration Statement under the heading “Plan of Distribution.” Even though the Reporting Persons presently intend to sell the shares held by them, depending on market conditions and other factors in existence prior to or at the time of any such disposition, there can be no assurance that the Registration Statement will be declared effective by the SEC or that such shares will ultimately be sold by the Reporting Persons, whether or not pursuant to the Registration Statement.

Under the Registration and Reimbursement Agreement, the Reporting Persons have agreed to reimburse the Company for actual out-of-pocket attorneys’ and accountants’ fees and expenses and Commission filing and blue-sky filing fees incurred by the Company in connection with the proposed sale by the Reporting Persons of the shares of Common Stock held by them, including but not limited to the preparation and filing of the Registration Statement.

Other than as explicitly described in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any actions or events required to be described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) Ardell beneficially owns 1,000,000 shares of Common Stock, which represent approximately 6.1% of the outstanding shares of Common Stock. This number of shares beneficially owned by Ardell does not include 1,197,802 shares of Common Stock owned by Sherman, Haskell and the Sherman Foundation, as to which shares Ardell disclaims beneficial ownership.

Sherman beneficially owns 1,140,630 shares of Common Stock, which represent approximately 6.9% of the outstanding shares of Common Stock. This number of shares beneficially owned by Sherman does not include 1,057,172 shares of Common Stock owned by Ardell, Haskell and the Sherman Foundation, as to which shares Sherman disclaims beneficial ownership.

Haskell beneficially owns 2,197,802 shares of Common Stock, which represent approximately 13.3% of the outstanding shares of Common Stock. This number of shares beneficially owned by Haskell includes 1,000,000 shares of Common Stock owned by Ardell and 1,140,630 shares of Common Stock owned by Sherman, in which corporations Haskell owns controlling interests. This number of shares beneficially owned by Haskell also includes 51,100 shares of Common Stock owned by Haskell personally and 6,072 shares of Common Stock owned by the Sherman Foundation, in which Haskell is a trustee. Haskell disclaims beneficial ownership of the shares owned by the Sherman Foundation.

(b) Ardell has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 1,000,000 shares of Common Stock.

Sherman has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 1,140,630 shares of Common Stock.

Haskell has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 51,100 shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Item 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

The disclosure provided in Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7. Material To Be Filed as Exhibits

Exhibit A	Joint Filing Agreement dated December 19, 2005, among the Reporting Persons with respect to this Amendment No. 1 to Schedule 13D.

Exhibit B	Registration and Reimbursement Agreement dated December 19, 2005, among the Reporting Person and the Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Periodic Report on Form 8-K filed on December 19, 2005, Commission File No. 1-7183).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ARDELL INVESTMENT COMPANY

By:	/s/ Donald Haskell
Name:	Donald Haskell
Title:	Chairman

M.H. SHERMAN COMPANY

By:	/s/ Donald Haskell
Name:	Donald Haskell
Title:	Chairman

/s/ Donald Haskell
Donald Haskell

Dated: December 19, 2005

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing statement on Amendment No. 2 to Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)(1).

Dated: December 19, 2005

ARDELL INVESTMENT COMPANY

By:	/s/ Donald Haskell
Name:	Donald Haskell
Title:	Chairman

M.H. SHERMAN COMPANY

By:	/s/ Donald Haskell
Name:	Donald Haskell
Title:	Chairman

/s/ Donald Haskell
Donald Haskell